
June 2, 2023

Michael Skipworth
President and Chief Executive Officer
Wingstop Inc.
15505 Wright Brothers Drive
Addison, Texas 75001

> **Re: Wingstop Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 22, 2023**
> **File No. 001-37425**

Dear Michael Skipworth:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 31

1.   You include a non-GAAP adjustment for consulting fees, which represents costs and expenses related to consulting projects to support your strategic initiatives in fiscal years 2021 and 2022, and the quarterly period ended April 1, 2023. Please tell us the nature of the strategic initiatives and your consideration of Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations in determining the appropriateness of this adjustment. This comment also applies to your Item 2.02 Form 8-K dated May 3, 2023.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services